Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the Fourth Quarter and Full Year 2016

Hong Kong, March 10, 2017— UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the fourth quarter and full year 2016 ended December 31, 2016.

UTStarcom’s Chief Executive Officer Tim Ti stated, “We continue to execute our stated strategy to streamline our product lines focusing on high margin products in support of our valued customers while controlling our costs. This strategy had a positive impact on our financial results in 2016. We achieved positive Non GAAP Operating Income in Q4 and full-year 2016 as well as a positive Net Profit for 2016. We also continued to invest in research and development, strengthening our product portfolio with high-value, high-margin product solutions that will drive future growth”.

Ti continued, “We expect 2017 to be challenging as we upgrade and align our main product line to support next generation networks. We are investing in R&D to ensure timely product transitions. We will continue to prudently manage our P&L and maintain our balance sheet strength. We believe this will position us for profitable growth over the next few years.”

Full Year 2016 Key Events

•                  Mr. Tim Ti was appointed as the new CEO and Dr. Zhaochen Huang was promoted to COO in January

•                  The Information & Communication Innovation (ICI) Group was established in May to focus on technologies, products, and business opportunities in data center and smart city markets

•                  The global R&D and Operations Center was relocated to a new building in Hangzhou in July which resulted in a meaningful reduction in operating expenses

•                  The company introduced the newest SyncRing product family in July, which provides critical functionality for next-generation mobile backhaul networks

•                  The Company participated in the SoftBank World 2016 Exhibition and Conference in Tokyo in July. The Company displayed the latest developments in its broadband and optical network infrastructure technology, including the newest SyncRing product family, and presented its view on development of mobile backhaul transport infrastructure in view of current and emerging market trends

•                  Mr. Guoping Gu resigned from the Company’s Board of Directors in November and the Board appointed Mr. Tim Ti, the Company’s Chief Executive Officer, to replace Mr. Gu

•                  Chief Financial Officer, Mr. Min Xu resigned for personal reasons effective November and agreed to serve as an advisor to the company until May 2017. The Company appointed Mr. Eric Lam as Vice President of Finance to lead the finance function

•                  Since inception of the repurchase program through March 09, 2017, the Company has bought back approximately 3.8 million shares at a total cost of $8.3 million. The Board approved a two year extension of the $40 million share repurchase program previously announced in November 2014. The new expiration date of the share repurchase program is now November 11, 2018

Full year 2016 Financial Highlights

In addition to disclosing financial measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures. The Company believes that the public’s understanding of the Company’s business is enhanced when it has access to the same information that management uses to analyze and operate the business. The Company believes that the non-GAAP measures presented here offer additional insight into the condition and trends of its business. Further explanation of the use of non-GAAP financial information, and reconciliation to the corresponding GAAP measures, can be found at the end of this release.

•                      Full year 2016 GAAP revenues were $80.2 million, a decrease of 31.5% from $117.1 million in 2015. Full year 2016 Non-GAAP revenues were $79.9 million, a decrease of 21.4% from $101.6 million in 2015

•                      Full year 2016 GAAP gross margin was 31.3%, compared to 23.8% in 2015. Full year 2016 Non-GAAP gross margin was 31.4%, compared to 21.2% in 2015

•                      Full year 2016 GAAP operating expenses were $25.9 million, compared to $32.9 million in 2015.Full year 2016 Non-GAAP operating expenses were $23.6 million, a decrease of 24.6% from $31.4 million in 2015

•                      Full year 2016 GAAP operating loss was $0.8 million, compared to operating loss of $5.0 million in 2015. Full year 2016 Non-GAAP operating income was $1.4 million, compared to operating loss of $9.8 million in 2015

•                      Full year 2016 GAAP net income attributable to UTStarcom’s shareholders was $1.0 million, compared to net loss of $20.7 million in 2015. Full year 2016 Non-GAAP net income attributable to UTStarcom’s shareholders was $3.2 million, compared to net loss of $25.5 million in 2015

•                      Full year 2016 GAAP basic net income per share was $0.03 compared to basic net loss per share of $(0.56) in 2015. Full year 2016 Non-GAAP basic net income per share was $0.09, compared to basic net loss per share of $(0.69) in 2015

•                      Full year 2016 GAAP diluted net income per share was $0.03 compared to diluted net loss per share of $(0.56) in 2015. Full year 2016 Non-GAAP diluted net income per share was $0.09, compared to diluted net loss per share of $(0.69) in 2015

•                      As of December 31, 2016, cash and cash equivalents were $83.9 million

Fourth Quarter and Full year 2016 Financial Results

Summary of Q4 2016 Key Financials

	Q4 2016 GAAP	Y/Y Change*		Q4 2016 Non-GAAP	Y/Y Change*
Revenue	$21.2	-18.6%		$21.2	-17.5%
Gross Margin	32.0%	+190	bps	32.0%	+140	bps
Operating Expenses	$5.5	-2.5%		$5.6	+8.1%
Operating Income/(Loss)	$1.3	-42.0%		$1.2	-54.7%
Net Income/(Loss)	$(0.9)	+$12.1		$(1.0)	+$13.7
Basic EPS	$(0.03)	+$0.33		$(0.03)	+$0.37
Operating Cash Flow	$1.4	-$5.1
Cash Balance	$83.9	+8.9%

* Dollar comparisons are used where percentage comparisons are not meaningful.

*All the numbers in U.S. Dollars are in million except EPS

Summary of 2016 Key Financials

	2016 GAAP	Y/Y Change*		2016 Non-GAAP	Y/Y Change*
Revenue	$80.2	-31.5%		$79.9	-21.4%
Gross Margin	31.3%	+748	bps	31.4%	+1023	bps
Operating Expenses	$25.9	-21.2%		$23.6	-24.6%
Operating Income/(Loss)	$(0.8)	+$4.2		$1.4	+$11.3
Net Income/(Loss)	$1.0	+$21.6		$3.2	+$28.7
Basic EPS	$0.03	+$0.59		$0.09	+$0.78
Diluted EPS	$0.03			$0.09
Operating Cash Flow	$5.6	+$17.2
Cash Balance	$83.9	+8.9%

* Dollar comparisons are used where percentage comparisons are not meaningful.

*All the numbers in U.S. Dollars are in million except EPS

Total Revenues

Three months ended December 31, 2016 and 2015

Total revenues for the fourth quarter of 2016 were $21.2 million, a decrease of 18.6 % from $26.1 million for the corresponding period of 2015.

Total Non-GAAP revenues for the fourth quarter of 2016 were $21.2 million, a decrease of 17.5% from $25.7 million for the corresponding period of 2015.

•                      Non-GAAP net sales from equipment for the fourth quarter of 2016 were $16.5 million, a decrease of 16% from $19.6 million for the corresponding period in 2015. The decrease was mainly due to the reduction of sales of value added Third Party Sales (“TPS”) and decrease sales of discontinued GEPON product

•                      Non-GAAP net sales from services for the fourth quarter of 2016 were $4.7 million, a decrease of 23.0% from $6.1 million for the corresponding period in 2015

Twelve months ended December 31, 2016 and 2015

Total revenues for 2016 were $80.2 million, a decrease of 31.5% from $117.1 million in 2015.

Total Non-GAAP revenues for 2016 were $79.9 million, a decrease of 21.4% from $101.6 million in 2015.

•                      Non-GAAP net sales from equipment for 2016 were $59.3 million, a decrease of 24% from $77.5 million for the corresponding period in 2015. The decrease was mainly due to the reduction of sales of value added Third Party Sales (“TPS”) and decrease sales of discontinued GEPON and MSAN product

•                      Non-GAAP net sales from services for 2016 were $20.6 million, a decrease of 15% from $24.2 million for the corresponding period in 2015. The decrease was mainly due to the expiration of the Japan service contract for discontinued product line

Gross Profit

Three months ended December 31, 2016 and 2015

Gross profit was $6.8 million, or 32.0% of net sales, for the fourth quarter of 2016, compared to $7.9 million, or 30.1% of net sales, for the corresponding period in 2015.

Non-GAAP gross profit was $6.8 million, or 32.0% of net sales, for the fourth quarter of 2016, compared to $7.9 million or 30.6% of net sales, for the corresponding period in 2015.

•                      Non-GAAP gross profit from equipment sales for the fourth quarter of 2016 was $5.5 million, compared to $6.5 million for the corresponding period in 2015. Non-GAAP gross margin from equipment sales for the fourth quarter of 2016 was 33.2%, compared to 33.3% for the corresponding period in 2015. The decrease was due to reduced sales of discontinued GEPON products

•                      Non-GAAP gross profit from services for the fourth quarter of 2016 was $1.3 million, compared to gross profit of $1.3million for the corresponding period in 2015. Non-GAAP gross margin from services for the fourth quarter of 2016 was 27.4%, compared to 21.8% for the corresponding period in 2015. The increase was due to initial revenue recognition on a 3-year service contract in India

Twelve months ended December 31, 2016 and 2015

Gross profit was $25.1 million, or 31.3% of net sales, for the full year 2016, compared to $27.9 million, or 23.8% of net sales, in 2015. DoT related gross profit was zero in 2016 and $6.4 million in 2015.

Non-GAAP gross profit was $25.1 million, or 31.4% of net sales, for 2016, compared to $21.5 million, or 21.2% of net sales, in 2015.

•                      Non-GAAP gross profit from equipment sales for 2016 was $20.4 million, a decrease of 3.7% from $21.2 million for the corresponding period in 2015. Non-GAAP gross margin from equipment sales for 2016 was 34.4%, compared to 27.3% for the corresponding period in 2015. The increase in gross margin was primarily caused by high proportion of higher margin product PTN sales

•                      Non-GAAP gross profit from services for 2016 was $4.7 million, compared to gross profit of $0.3 million for the corresponding period in 2015. Non-GAAP gross margin from services for 2016 was 22.8%, compared to 1.4% for the corresponding period in 2015. The high service gross margin of 2016 was primarily due to service cost reduction in Japan

Operating Expenses

Three months ended December 31, 2016 and 2015

Operating expenses for the fourth quarter of 2016 were $5.5 million, compared to $5.6 million for the corresponding period in 2015.

Non-GAAP operating expenses for the fourth quarter of 2016 were $5.6 million, an increase of 8.1% from $5.1 million for the corresponding period in 2015.

•                      Non-GAAP selling, general and administrative (SG&A) expenses in the fourth quarter of 2016 were $4.2 million, compared to $2.7 million for the corresponding period in 2015. The higher SG&A expense in the fourth quarter of 2016 was primarily due to the reclassification of Virtual Gateway Labs (“VGL”) expense from research and development expense. The fourth quarter of 2015 was lower due to the one-time legal expense reversal

•                      Non-GAAP research and development expenses in the fourth quarter of 2016 were $1.4 million, compared to $2.4 million for the corresponding period in 2015. The decrease was mainly due to improved personnel utilization and savings on facility costs as well as the reclassification of VGL’s expenses to SG&A to properly reflect the nature of these expenses

Twelve months ended December 31, 2016 and 2015

Operating expenses for 2016 were $25.9 million, a decrease of 21.2% from $32.9 million in 2015.

Non-GAAP operating expenses for 2016 were $23.6 million, a decrease of 24.6% from $31.4 million in 2015.

•                      Non-GAAP SG&A expenses in 2016 were $15.1 million, compared to $20.1 million in 2015. The decrease was mainly due to the reduction in people cost and saving in facility cost in 2016 partially offset by VGL expense reclassification

•                      Non-GAAP research and development expenses in 2016 were $8.5 million, compared to $11.2 million in 2015. The decrease was mainly due to the reduction in people cost, facility savings and reclassification of VGL expenses to SG&A in 2016

Operating Income (Loss)

Three months ended December 31, 2016 and 2015

Operating income for the fourth quarter of 2016 was $1.3 million, compared to operating income of $2.2 million for the corresponding period of 2015.

Non-GAAP operating loss for the fourth quarter of 2016 was $1.2 million, compared to Non-GAAP operating income of $2.7 million for the corresponding period of 2015.

Twelve months ended December 31, 2016 and 2015

Operating loss for 2016 was $0.8 million, compared to operating loss of $5.0 million in 2015.

Non-GAAP operating income in 2016 was $1.4 million, compared to Non-GAAP operating loss of $9.8 million in 2015.

Other Income (Expense), Net

Three months ended December 31, 2016 and 2015

Net other income for the fourth quarter of 2016 was $0.3 million, compared to net other expenses of $1.2 million for the corresponding period in 2015. Net other income in fourth quarter of 2016 consisted of $0.7 million foreign exchange gains, partially offset by $0.5 million expenses related to change in VGL ownership to 100%. Net other expense in the fourth quarter of 2015 primarily consisted of $2.3 million provision for a loan to iTV Media (“iTV”) partially offset by $0.3 million of foreign exchange gains and a $0.3 million gain from the Cortina System, Inc. (“Cortina”) investment.

Twelve months ended December 31, 2016 and 2015

Net other income in 2016 was $2.0 million, compared to net other income of $3.5 million in 2015. Net other income in 2016 included $1.5 million of foreign exchange gains, $0.8 million tax reserve reversal, and $0.1 million realized gain from the Cortina investment, partially offset by $0.5 million expenses related to change in VGL ownership to 100%. Net other income in 2015 primarily consisted of a $2.8 million impairment reversal of the ESA Loan, $1.1 million of interest income from the ESA Loan and a $1.5 million gain from the Cortina investment partially offset by the $2.3 million provision for the loan to iTV.

Equity Pick Up of Losses of an Associate

After recognizing iTV losses of $14.0 million and impairment charges of $6.0 million in 2015, the net convertible bond investments balance was reduced to zero as of December 31, 2015.

Three months ended December 31, 2016 and 2015

Equity pick up of losses of an associate was nil for 2016 because the iTV convertible bond balance was zero as of December 31, 2015. Equity pick up of losses of an associate was $3.8 million for the fourth quarter of 2015, which represented 100% recognition of iTV losses.

Twelve months ended December 31, 2016 and 2015

Equity pick up of losses of an associate was nil in 2016. Equity pick up of losses of an associate was $14.0 million in 2015, which represented 100% recognition of iTV losses.

Investment Impairment

Three months ended December 31, 2016 and 2015

Investment impairment for the fourth quarter of 2016 was $1.9 million, compared to $9.8 million in the corresponding period in 2015. The $1.9 million investment impairment in the fourth quarter 2016 comprised of $1.7 million impairment charge on AioTV and $0.2 million impairment charge on SBI. The $9.8 million investment impairment in the fourth quarter of 2015 consisted of $2.8 million impairment on AioTV, $6.0 million impairment on iTV convertible bond and $1.0 million impairment on Aceland.

Twelve months ended December 31, 2016 and 2015

Investment impairment in 2016 was $1.9 million, compared to $9.8 million in 2015. The $1.9 million investment impairment in 2016 was from $1.7 million impairment on AioTV and $0.2 million impairment on SBI. The $9.8 million investment impairment in 2015 consisted of $2.8 million impairment on AioTV, $6.0 million impairment on iTV convertible bond and $1.0 million impairment on Aceland.

Net Income (Loss)

Three months ended December 31, 2016 and 2015

Net loss attributable to UTStarcom’s shareholders for the fourth quarter of 2016 was $0.9 million, compared to net loss attributable to UTStarcom’s shareholders of $13.0million for the corresponding period in 2015. Basic loss per share for the fourth quarter of 2016 was $(0.03), compared to basic net loss per share of $(0.35) for the corresponding period of 2015.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the fourth quarter of 2016 was $1.0 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $14.7 million for the corresponding period in 2015. Non-GAAP basic net loss per share for the fourth quarter of 2016 was $(0.03), compared to Non-GAAP basic net loss per share of $(0.40) for the corresponding period of 2015.

Twelve months ended December 31, 2016 and 2015

Net income attributable to UTStarcom’s shareholders in 2016 was $1.0 million, compared to net loss attributable to UTStarcom’s shareholders of $20.7 million in 2015. Basic net income per share in 2016 was $0.03, compared to basic net loss per share of $(0.56) in 2015. Diluted net income per share in 2016 was $0.03, compared to diluted net loss per share of $(0.56) in 2015.

Non-GAAP net income attributable to UTStarcom’s shareholders in 2016 was $3.2 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $25.5 million in 2015. Non-GAAP basic net income per share in 2016 was $0.09, compared to Non-GAAP basic net loss per share of $(0.69) in 2015. Non-GAAP diluted net income per share in 2016 was $0.09, compared to Non-GAAP basic net loss per share of $(0.69) in 2015.

Cash Flow

Cash provided by operating activities was $1.4 million in the fourth quarter of 2016.

Cash provided by investing activities was $7.2 million in the fourth quarter of 2016, mainly due to the investment monetization.

Cash used in financing activities was $0.5 million in the fourth quarter of 2016, mainly due to the share repurchase.

As of December 31, 2016, UTStarcom had cash and cash equivalents of $83.9 million.

Overview of Recent Key Events

•                      On January 19, 2017, the Company announced it ceased its relationship with its current auditor, GHP Horwath, P.C. (“GHP”). On February 9, 2017, the Company announced the appointment of Crowe Horwath LLP as its new independent auditor to complete the fiscal year 2016 audit

•                      On February 24, 2017, the Company announced that Tetsuzo Matsumoto has resigned from the Board of Directors effective February 22, 2017

Outlook

For the first quarter of 2017, the Company expects to generate non-GAAP revenue in the range of $18 million to $22 million.

Fourth Quarter and full year 2016 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Friday, March 10, 2017 (9:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-514-2526

Canada: +1-855-842-3490

Hong Kong: +852-5808-3202

China: 4001-200-539

The attendee passcode is: 3291531.

A replay of the call will be available two hours after the end of the conference call until 11:59a.m. U.S. Eastern Time on April 10, 2017.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International: +61-2-9641-7900

The replay passcode for accessing the recording is 3291531.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, IR Director

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations
Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	December 31	December 31
	2016	2015
	(In thousands)
ASSETS
Current assets:
Cash, cash equivalents	$83,922	$77,050
Short-term investments	479	—
Accounts and notes receivable, net	13,506	17,936
Inventories and deferred costs	42,023	42,969
Prepaids and other current assets	18,392	23,652
Total current assets	158,322	161,607
Long-term assets:
Property, plant and equipment, net	1,610	1,510
Long-term deferred costs	276	332
Other long-term assets	23,710	41,431
Total long-term assets	25,596	43,273
Total assets	$183,918	$204,880

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$21,579	$16,400
Customer advances	29,698	30,976
Deferred revenue	10,969	16,965
Other current liabilities	22,898	33,447
Total current liabilities	85,144	97,788
Long-term liabilities:
Long-term deferred revenue and other liabilities	8,862	16,814
Total liabilities	94,006	114,602

Total equity	89,912	90,278
Total liabilities and equity	$183,918	$204,880

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
	(In thousands, except per share data)

Net sales	$21,217	$26,061	$80,183	$117,103
Cost of net sales	14,431	18,204	55,100	89,235
Gross profit	6,786	7,857	25,083	27,868
	32.0%	30.1%	31.3%	23.8%
Operating expenses:
Selling, general and administrative	4,079	3,185	17,381	21,515
Research and development	1,421	2,454	8,502	11,342
Total operating expenses	5,500	5,639	25,883	32,857

Operating Income (loss)	1,286	2,218	(800)	(4,989)

Interest income, net	252	166	816	481
Other income (expense), net	289	(1,235)	2,017	3,489
Equity pick up of losses of an associate	—	(3,845)	—	(13,954)
Investment Impairment	(1,925)	(9,846)	(1,925)	(9,846)
Income (loss) before income taxes	(98)	(12,542)	108	(24,819)
Income taxes benefit (expense)	(985)	(369)	726	4,162
Net Income (loss)	(1,083)	(12,911)	834	(20,657)
Net Income (loss) attributable to noncontrolling interests	158	(80)	158	—
Net Income (loss) attributable to UTStarcom Holdings Corp.	$(925)	$(12,991)	$992	$(20,657)

Net Income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.03)	$(0.35)	$0.03	$(0.56)
Net Income(loss) per share attributable to UTStarcom Holdings Corp.—Diluted	$(0.03)	$(0.35)	$0.03	$(0.56)
Weighted average shares outstanding—Basic	35,390	36,682	35,806	37,003
Weighted average shares outstanding—Diluted	35,390	36,682	36,402	37,003

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(925)	$(12,911)	$992	$(20,657)
Depreciation and amortization	298	624	1,335	2,202
Provision fordoubtful accounts	85	(18)	809	79
Provision for deferred costs	(479)	(765)	(3,306)	(5,757)
Stock-based compensation expense	(54)	500	2,238	1,546
Net loss(gain) on disposal of assets	22	(229)	(62)	180
Gain on release of tax liability due to expiration of the statute of limitations	—	—	(807)	(7,747)
Deferred income taxes	(292)	1,078	(243)	1,030
Loss from equity investments, net	—	3,845	—	13,954
Other-than-temporary impairment of equity investments	1,925	9,846	1,925	9,846
Gain on sale of investments	—	(278)	(83)	(1,529)
Recovery of loan to ESA Impairment	—	—	—	(2,788)
Gain from CTA write off	—	—	(47)	—
Provision for Loan to UiTV	—	2,250	—	2,250
Changes in operating assets and liabilities:	837	2,605	2,821	(4,245)
Net cash provided by (used in) operating activities	1,417	6,547	5,572	(11,636)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(161)	(34)	(1,527)	(917)
Proceeds from sale of property, plant and equipment	—	—	85	—
Purchase of investments	(300)	(500)	(300)	(1,670)
Change in restricted cash	384	(765)	1,125	707
Proceeds from refund of investment interests	7,263	182	7,683	16,228
Proceeds from sale of short term investments	—	—	—	3,076
Net cash provided by (used in) investing activities	7,186	(1,117)	7,066	17,424

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary share	—	40	—	40
Repurchase of ordinary share	(474)	(245)	(4,095)	(3,696)
Net cash used in financing activities	(474)	(205)	(4,095)	(3,656)
Effect of exchange rate changes on cash and cash equivalents	(5,330)	(2,252)	(1,671)	(2,906)
Net increase(decrease) in cash and cash equivalents	2,799	2,973	6,872	(774)
Cash and cash equivalents at beginning of period	81,123	74,077	77,050	77,824
Cash and cash equivalents at end of period	$83,922	$77,050	$83,922	$77,050

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, one-time India DoT related and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
	(in thousands, except per share data)
Non-GAAP Revenue	$21,205	$25,688	$79,887	$101,635
Non-GAAP Gross profit	6,786	7,857	25,084	21,515
Non-GAAP Gross Margin %	32.0%	30.6%	31.4%	21.2%
Non-GAAP Operating Income(loss)	1,232	2,718	1,438	(9,836)
Non-GAAP Net Income(loss) attributable to UTStarcom	$(979)	$(14,665)	$3,230	$(25,504)
Non-GAAP Net Income(loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.03)	$(0.40)	$0.09	$(0.69)
Non-GAAP Net Income(loss) per share attributable to UTStarcom Holdings Corp.—Diluted	$(0.03)	$(0.40)	$0.09	$(0.69)
Weighted average shares outstanding—Basic	35,390	36,682	35,806	37,003
Weighted average shares outstanding—Diluted	35,390	36,682	36,402	37,003

UTStarcom Holdings Corp.

GAAP to Non-GAAP Reconciliation

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses,one-time India DoT related and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
	(in thousands)
Reconciliation of Revenue
GAAP Net revenue	$21,217	$26,061	$80,183	$117,103
Less: India DoT revenue	—	—	—	11,839
Less: China IPTV revenue	12	373	296	3,629
Non-GAAP Net revenue	$21,205	$25,688	$79,887	$101,635

Reconciliation of Gross Margin
US. GAAP Gross Margin	$6,786	$7,857	$25,083	$27,868
Less: India DoT gross profit	—	—	—	6,393
Add: Stock based compensation - COGS	—	—	1	40
Non-GAAP Gross Margin	$6,786	$7,857	$25,084	$21,515

Reconciliation of Operation Income(loss)
GAAP Operation Income(loss)	$1,286	$2,218	$(800)	$(4,989)
Less: India DoT gross profit	—	—	—	6,393
Add/(Less): Stock based compensation	(54)	500	2,238	1,546
Non-GAAP Operation Income(loss)	$1,232	$2,718	$1,438	$(9,836)

Reconciliation of Net Income(loss)
GAAP Net Income(loss)	$(925)	$(12,991)	$992	$(20,657)
Less: India DoT gross profit	—	—	—	6,393
Add: India DoT tax provision	—	(2,174)	—	—
Add/(Less): Stock based compensation	(54)	500	2,238	1,546
Non-GAAP Net Income(loss)	$(979)	$(14,665)	$3,230	$(25,504)